SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the transition period from
Commission File Number: 2-91561
A: Full title of the plan and the address of the plan, if different from that of the issuer named below:
DOVER CORPORATION RETIREMENT SAVINGS PLAN
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOVER CORPORATION
280 Park Avenue
New York, New York 10017
(212) 922-1640

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2008 and 2007

*	Other schedules outlined by section 2520.103-10 have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Dover Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Dover Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dover Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.
/s/ J.H. Cohn LLP
New York, New York
June 29, 2009

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	At December 31,
(in thousands)	2008	2007

Investments at fair value:
Dover stock fund	$120,247	$164,966
Mutual funds	165,318	245,456
Collective funds	207,789	231,864
Participant loans	26,640	25,484

Total investments at fair value	519,994	667,770

Receivables:
Participant contributions receivable	441	615
Company contributions receivable	12,491	13,105

Total receivables	12,932	13,720

Payables:
Excess contributions payable	—	(206)

Net assets available for benefits	$532,926	$681,284

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
(in thousands)	December 31, 2008

Investment income (loss):
Interest	$1,722
Dividends	6,053
Net realized and unrealized depreciation in fair value of investments	(170,386)

Total investment loss	(162,611)

Additions:
Participant contributions	37,102
Company contributions	22,973
Rollovers	3,711
Net transfers of plan assets from unaffiliated plans	10,019

Total additions	73,805

Deductions:
Distributions	(59,552)

Total deductions	(59,552)

Net decrease in net assets available for benefits	(148,358)

Net assets available for benefits
Beginning of year	681,284

End of year	$532,926

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The assets of the Plan that are invested in Dover stock are in a separate fund (“Dover Stock Fund”) which constitutes an “Employee Stock Ownership Plan” (an “ESOP”) under certain sections of the Internal Revenue Code. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover Stock Fund, which then allows Dover to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such Fund, regardless of whether participants actually receive the dividends in cash.
Effective January 1, 2009, Wachovia Corporation was acquired by Wells Fargo & Company, although Wachovia Corporation continues to provide administration services to the Plan and Wachovia Bank, N.A. (“Wachovia” or “Trustee”) continues to provide trustee services to the Plan. The Trustee has been granted authority by Dover’s Pension Committee (the “Plan Administrator”), appointed by the Board of Directors, to purchase and sell securities.
Eligibility
Eligible employees of Dover companies that have elected to participate in the Plan (“Employer”) may make pre-tax contributions to the Plan. Participating companies may make (i) matching contributions to the Plan, (ii) profit-sharing contributions to the Plan, or (iii) both matching and profit sharing contributions. Generally, all employees of participating companies who reached age 21 are immediately eligible to participate in the Plan.
Automatic Enrollment
The Plan has an automatic enrollment feature for all Employers (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opt-out of the Plan within 30 days or elect to contribute at a higher or lower rate. Such participants receive an immediate company match (if their Employer has elected to make matching contributions), with the participant generally becoming fully vested in such matching contributions after attaining one year of service. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Manning & Napier Retirement Target Collective Investment Trust Funds (“CIT”) (see Note 3) based on the participant’s date of birth unless the participant elects other investments permitted under the Plan.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Contributions
Employee
Employee pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The amount contributed by a participant is subject to applicable Internal Revenue Code limits.
Employer
The Plan allows for both a fixed per payroll matching contribution (“Basic Employer Matching Contribution”) and an additional annual year-end matching contribution (“Year-end Employer Matching Contribution”). The Basic Employer Matching Contribution is typically a fixed percentage (e.g., 25%, 40%, 50%) on the first X% of a participant’s compensation (e.g., 6%) that he or she contributes to the plan. At the discretion of an Employer’s board of directors, an additional Year-end Employer Matching Contribution may be made to the Plan on behalf of contributing participants employed on the last day of the year. Basic and Year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant’s compensation contributed to the Plan. Employer Matching Contributions may be made in the form of cash or Dover stock. Historically, Dover has only contributed cash to the Plan, which is then used to purchase the Dover stock credited to the participants’ accounts.
A participating Employer also may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements specified by such Employer. Such contributions are allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan.
Vesting
Participants are fully vested immediately with respect to their own contributions. Employer Matching Contributions for all participants generally vest after the participant completes one year of service.
Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” contribution (year-end reconciling Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.
A participant’s profit-sharing account vests at the rate of 20% per year of service (except in the case of certain employers whose employees’ Profit-Sharing Contribution accounts are immediately vested). Generally, a participant’s profit-sharing account becomes fully vested after five years of service, upon the participant’s attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Distributions and Forfeitures
A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2008 and 2007, accumulated forfeited unvested amounts totaled $1,064,663 and $907,499, respectively. During 2008, $222,176 of the forfeiture balance in the Plan was used to offset current year employer contributions.
Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets Internal Revenue Code regulations to be considered an “immediate and heavy financial need”. The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.
Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55.
Participant Loans
A participant may borrow from his or her interest in the Plan, subject to applicable Internal Revenue Code regulations and certain restrictions imposed by the Plan. The loans are secured by the balances in the participants’ accounts. Loans outstanding as of December 31, 2008 bear interest at rates between 4.0% and 7.5%.
Allocation Provisions
Subject to the Plan’s excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Dover “insiders” may complete transfers involving Dover stock only during designated window periods.
Each participant has the right to roll over into the Plan certain distributions from other qualified plans or appropriate IRAs.
Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders.
Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings and such costs are included in the appreciation or depreciation in fair value of investments recorded in the Statement of Changes in Net Assets Available for Benefits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Certain amounts in prior years have been reclassified to conform to the current year presentation.
Investments — Valuation
Investments consisting of common shares in Dover are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.
Participant loans receivable are valued at cost (outstanding value), which approximates fair value.
Investments — Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.
Dividend income is recorded on the payable date. Interest income from other investments is recorded as earned.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, collective trust funds, mutual funds and other investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.
Distributions to Participants
Distributions to participants are recorded in the Plan’s financial statements when paid.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Plan Termination
Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their Plan accounts.
3. Investments
The Plan offered the following investment funds during 2008:
•	The American Funds Growth Fund of America (R-4) invests in equities of companies based outside of the United States and seeks to invest primarily in common stocks of companies (small or large cap) that appear to offer opportunities for growth of capital.

•	The Wachovia Disciplined International Core Equity Fund (K) seeks to achieve consistent, long-term value-added performance using a disciplined approach to identifying market misvaluations and market inefficiencies that represent opportunities. The investment strategy uses security selection rather than focusing on a market or country, sector etc.

•	The Hartford Small Company HLS Fund (IA) seeks growth of capital by investing primarily in small cap equity securities selected on the basis of potential for capital appreciation.

•	The Northern Trust Small Cap Value Fund seeks long-term capital appreciation by investing principally in equity securities of companies with market capitalizations that are below the median capitalization of stocks listed on the New York Stock Exchange.

•	The Pacific Capital Small Cap Fund (Y) seeks long-term capital appreciation by investing in a diversified portfolio of common stocks of smaller U.S. companies and securities that are convertible into common stocks.

•	The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

•	The Income Fund (formerly the RiverSource Income Fund II) invests primarily in the RiverSouce Trust Income Fund II, which invests in AAA credit quality bonds, traditional insurance contracts and other money market instruments.

•	The PIMCO Total Return Fund (Administrative Class) invests primarily in a portfolio of intermediate maturity fixed income securities, with investments in U.S. Treasury, corporate and mortgage-backed bonds. The fund also invests in U.S. Dollar and non U.S. Dollar denominated securities of non U.S. issuers and money market instruments.

•	The RiverSource Balanced Fund invests in a balanced mix of U.S. stocks and fixed income securities.

•	The RiverSource Large Cap Equity Fund seeks to provide shareholders with long-term capital growth. The Large Cap Fund offers exposure across the large cap spectrum to core, growth and value stocks within a single portfolio.

•	The RiverSource Trust Equity Index Fund I (CTF) seeks to achieve the rate of return of the Standard & Poor’s 500 Index. The fund invests in some or all of the companies upon which the Standard & Poor’s 500 Index is based.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
•	The Davis New York Venture Fund (A) seeks long-term capital growth. The fund invests the majority of its assets in companies that have achieved a dominant or growing market share, are well managed and can be purchased at value prices.

•	The Neuberger Berman Genesis Fund (Tr) invests primarily in undervalued stocks of small-capitalization companies, which it defines as those companies with a total market value of no more than $2 billion as measured at the time the fund first invests.

•	The American Funds Capital World Growth and Income Fund seeks to provide investors with long-term growth of capital while providing current income by investing primarily in common stocks and bonds of well-established companies located around the world.

•	The Manning & Napier Retirement Target CIT Funds (2010, 2020, 2030, 2040 & Target Income) adjust the investment allocation from a more aggressive mix at younger ages to an increasingly more conservative mix at older ages as the participant approaches his or her retirement date.
The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits at the end of each year presented are denoted with an asterisk in the following table:

	At December 31,
(in thousands)	2008		2007

Dover Stock Fund	$120,247	*	$164,966	*
Income Fund	107,055	*	85,832	*
Neuberger Berman Genesis Fund	35,432	*	53,200	*
RiverSource Trust Equity Index Fund I	31,247	*	52,133	*
PIMCO Total Return Fund	29,086	*	21,812
RiverSource Large Cap Equity Fund	25,785		49,080	*
American Funds Capital World Growth and Income Fund	22,437		38,855	*
Davis New York Venture Fund	20,728		36,228	*
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the Year Ended
December 31,
(in thousands)	2008

Dover Stock Fund	$(43,715)
Mutual funds	(85,917)
Collective funds	(40,754)

$(170,386)

4. Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“Statement 157”) and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:
Level 1:	quoted prices in active markets for identical assets or liabilities.

Mutual funds excluding the PIMCO Total Return Fund: These investments are public investment securities valued using the Net Asset Value (“NAV”) provided by Wachovia. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in active markets.
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
Collective funds and the PIMCO Total Return Fund, excluding the Income Fund: These investments are public investment securities valued using the NAV provided by Wachovia. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are actively traded.
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Loans to participants: Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Income Fund: The income fund consists of bonds, insurance contracts and book value contracts. The fund is valued based on the collective value of the underlying assets, which approximates fair value.
Below are the Plan’s financial instruments carried at fair value on a recurring basis by their Statement 157 fair value hierarchy level:

	As of December 31, 2008

	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Dover Stock Fund		$120,247		$120,247
Mutual Funds	$136,232	29,086		165,318
Common/Collective Trusts		100,734	$107,055	207,789
Participant Loans			26,640	26,640

Total Assets	$136,232	$250,067	$133,695	$519,994

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

			Total Gains or Losses	Purchases, Sales,
	Beginning	Total Gains or Losses	for the period	Issuances,	Ending Fair
	Fair Value	for the period (realized)	(unrealized)	Settlements Net	Value

Income Fund	$85,832	$2,065	$2,121	$17,037	$107,055
Participant Loans	25,484	—	—	1,156	26,640

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
5. Related-Party Transactions
Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Dover as the Plan sponsor is also a related party in accordance with Section 3.14 of ERISA.
6. Income Tax Status
Dover has previously received a Favorable Determination Letter dated July 29, 2004 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. On February 2, 2009, the Plan was submitted to the Internal Revenue Service for a new Favorable Determination Letter that covers numerous amendments since receiving the 2004 determination letter. Dover believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.
7. Transfers In and Transfers Out
The following transfers involve companies that are, or were, indirect, wholly-owned subsidiaries of Dover. All assets have been transferred into or transferred out of the Plan at fair value as of the date indicated.
On December 31, 2007, Crenlo (a wholly-owned subsidiary of Dover Corporation) sold its Florence plant location and made a trust-to-trust transfer of Plan assets in the amount of approximately $2.1 million on February 1, 2008 into a qualified plan set up for those participants who were part of the divestiture to Angus Palm.
On May 2, 2008, assets amounting to approximately $1.0 million were transferred into the Plan from the Bayne Machine Works, Inc. (a wholly-owned subsidiary of Dover Corporation) 401(k) Retirement Plan. Bayne Machine Works, Inc. began participating in the Plan on May 1, 2008.
On October 1, 2008, assets amounting to approximately $11.2 million were transferred into the Plan from the IMC Retirement Plan. Industrial Motion Control began participating in the Plan effective October 1, 2008.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
8. Reconciliation of Financial Statements to Form 5500

(in thousands)	At December 31,
	2008	2007
Net assets available for benefits per the accompanying financial statements	$532,926	$681,284
Deemed distributed loans	—	(450)

Net assets available for benefits per Form 5500	$532,926	$680,834

For the Year Ended
(in thousands)	December 31, 2008

Total distributions per the accompanying financial statements	$59,552
Deemed distributed loans reported in prior year Form 5500	(450)

Total distributions per Form 5500	$59,102

9. Nonexempt Transactions
As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2008.
10. Subsequent Events
On January 1, 2009, assets amounting to approximately $6.9 million were transferred into the Plan from the Pole/Zero Corporation 401(k) Retirement Plan. Pole/Zero Acquisition, Inc. began participating in the Plan effective January 1, 2009.
On May 1, 2009 assets amounting to approximately $1.7 million were transferred into the Plan from the Paladin Brands 401(k) Retirement Plan. Paladin Brands began participating in the Plan effective May 1, 2009.
Effective with the merger of the Paladin Brands 401(k) Retirement Plan on May 1, 2009, the Plan continues to offer the Principal US Property Separate Account Fund (“Principal”) only to former participants of the Paladin Brands 401(k) Retirement Plan who were invested in this fund as of the merger effective date. This fund offering is being continued since Principal has placed liquidity restrictions on participants who have invested in the fund. According to Principal, these liquidity restrictions may stay in effect until no later than September 26, 2011. This fund will not accept any new contributions or transfers from other investment funds.
On May 1, 2009, assets amounting to approximately $16.8 million were transferred into the Plan from the JE Pistons, Inc. Profit Sharing 401(k) Plan. Performance Motorsports, d/b/a JE Pistons, Inc. began participating in the Plan effective May 1, 2009.
Beginning in April 2009, due to the protracted downturn in the economy, a number of participating employers have elected to temporarily suspend their contributions to the Plan.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
At December 31, 2008
(dollars in thousands)

		(c)
	(b)	Description of	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Investment	Fair Value

*	Dover Stock Fund (3,626,954 shares)	Common stock fund	$120,247

*	RiverSource Balanced Fund	Mutual funds	10,653
	Davis New York Venture Fund	Mutual funds	20,728
	Neuberger Berman Genesis Fund	Mutual funds	35,432
	PIMCO Total Return Fund	Mutual funds	29,086
*	RiverSource Large Cap Equity Fund	Mutual funds	25,785
	American Funds Growth Fund of America	Mutual funds	13,522
	Pacific Capital Small Cap Fund	Mutual funds	721
	Hartford Small Company HLS Fund	Mutual funds	5,973
	Northern Trust Small Cap Value Fund	Mutual funds	981
	American Funds Capital World Growth and Income Fund	Mutual funds	22,437

*	Wachovia Displined International Core Equity Fund	Collective funds	12,948
	Manning & Napier Retirement Target Income CIT Fund	Collective funds	11,249
	Manning & Napier Retirement Target CIT Fund 2010	Collective funds	12,638
	Manning & Napier Retirement Target CIT Fund 2020	Collective funds	6,759
	Manning & Napier Retirement Target CIT Fund 2030	Collective funds	20,820
	Manning & Napier Retirement Target CIT Fund 2040	Collective funds	5,073
*	RiverSource Trust Equity Index Fund I	Collective funds	31,247
*	Income Fund	Collective funds	107,055

*	Loan fund, interest rate varies from 4.0% to 7.5%, maturity dates vary from January 1, 2009 to October 15, 2037	Loans	26,640

	Total		$519,994

*	Denotes party-in-interest
See Report of Independent Registered Public Accounting Firm

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008
(dollars in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$124	$124
See Report of Independent Registered Public Accounting Firm

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION RETIREMENT SAVINGS PLAN
Dated: June 29, 2009	By:	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer, Vice President,
Human Resources and Member of the Pension Committee (Plan Administrator)

EXHIBIT INDEX
23.1	Consent of J.H. Cohn LLP